UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                  TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13D-2(a)

                                (AMENDMENT NO. )*

                               Pipeline Data Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   724059-10-0
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                            Sheila G. Corvino, Esq.
                              811 Dorset West Road
                                Dorset, VT 05251
                                  802-867-0112
 -------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               December 31, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------
CUSIP No. 724059-10-0                   13D                    Page 2 of 6 Pages
---------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      MacAllister Smith
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     8,038,516**
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            8,038,516**
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      8,038,516**
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      28.4%**
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** This represents 3,093,051 shares (10.9% of class) owned by MacAllister Smith and 4,945,465 shares (17.5%) owned by Chasm Holdings, Inc. MacAllister Smith is the president of Chasm Holdings, Inc., which is 50% owned by Catherine Brannon who is the sister of MacAllister Smith.

---------------------
CUSIP No. 724059-10-0                   13D                    Page 3 of 6 Pages
---------------------

--------------------------------------------------------------------------------
1.    NAME OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      Chasm Holdings, Inc.
--------------------------------------------------------------------------------
2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a) [_]
                                                                         (b) [X]

--------------------------------------------------------------------------------
3.    SEC USE ONLY


--------------------------------------------------------------------------------
4.    CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
               5.    SOLE VOTING POWER

                     4,945,465***
               -----------------------------------------------------------------
  NUMBER OF    6.    SHARED VOTING POWER
   SHARES
 BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       7.    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON            4,945,465***
    WITH       -----------------------------------------------------------------
               8.    SHARED DISPOSITIVE POWER

                     0
--------------------------------------------------------------------------------
9.    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,945,465***
--------------------------------------------------------------------------------
10.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

--------------------------------------------------------------------------------
11.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

      17.5%***
--------------------------------------------------------------------------------
12.   TYPE OF REPORTING PERSON*

      AF
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

** MacAllister Smith, president of Chasm Holdings, Inc., also personally owns 3,093,051 shares (10.9% of class). Chasm Holdings, Inc. is 50% owned by Catherine Brannon who is the sister of MacAllister Smith.

----------------------
CUSIP No. 724059-10-0                   13D                   Page 4 of 6 Pages
---------------------


Item 1.   Security and Issuer:

               The class of equity securities to which this Statement relates is the common stock, par value $0.001 per share (the "Common Stock"), of Pipeline Data Inc., a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at 1515 Hancock Street, Suite 301, Quincy, MA 02169


Item 2(a).  Name of Person Filing:

               This Schedule 13D is being filed with respect to shares of Common Stock of the Issuer which are beneficially owned by MacAllister Smith and Chasm Holdings, Inc. (collectively, the "Reporting Persons").

               The Reporting Persons are making a joint filing because they may be deemed a group pursuant to Section 13 of the Securities Exchange Act of 1934. The Reporting Persons do not affirm the existence of such a group.


Item 2(b).   Address of Principal Business Office or, if none, Residence:

               The principal business address of each of MacAllister Smith and Chasm Holdings, Inc. is:


               1515 Hancock Street
               Suite 301
               Quincy, MA 02169

Item 2(c).  Principal Occupation or Employment

               MacAllister Smith is the chief executive officer, president and director of the Issuer, Pipeline Data Inc. His address is set forth in (b) above. Chasm Holdings, Inc. is a consulting firm.

Item 2(d) Criminal Proceedings

               During the last five years, neither MacAllister Smith nor Chasm Holdings, Inc. has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).

Item 2 (e) Civil Securities Law Proceedings

               During the last five years, neither MacAllister Smith nor Chasm Holdings, Inc. has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 2(f) Citizenship

               MacAllister Smith is a United States citizen.

               Chasm Holdings, Inc. is organized and existing in Delaware.

---------------------
CUSIP No. 724059-10-0                   13D                    Page 5 of 6 Pages
---------------------

ITEM 3.   Source and Amount of Funds or other Consideration

               All of the shares of Common Stock beneficially held by Mr. Smith and Chasm Holdings, Inc. were acquired as consideration for their interests in the Issuer's wholly owned subsidiary SecurePay.com, Inc, and as remuneration to Mr. Smith for services rendered to the Issuer.

ITEM 4.   Purpose of Transaction

               The shares of Common Stock were acquired for investment purposes. Neither MacAllister Smith or Chasm Holdings, Inc. presently has any plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of
               Schedule 13D.

ITEM 5.   Interest in Securities of the Issuer.

               (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by each of MacAllister Smith and Chasm Holdings, Inc. is as follows:


                         Aggregate Number of      Number of Shares: Sole      Number of Shares: Shared      Approximate
                             Shares              Power to Vote or Dispose     Power to Vote or Dispose      Percentage*

Chasm Holdings, Inc.
1515 Hancock St.
Suite 301
Quincey, MA 92606             4,945,465                    4,945,465                                             17.5%

MacAllister Smith
1515 Hancock St
Suite 301
Quincy, MA  02169-5243        3,093,051                    3,093,051                                             10.9%

*    Based upon 28,253,154  shares of Common Stock  outstanding at September 27,
     2005.

**   MacAllister Smith is the president of Chasm Holdings,  Inc. Chasm Holdings,
     Inc. is 50% owned by  Catherine  Brannon  who is the sister of  MacAllister
     Smith.


     (c) During the past 60 days, neither MacAllister Smith or Chasm Holdings, Inc. effected any transactions in shares of Common Stock of the Issuer.


     (d) No person other than MacAllister Smith is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock. MacAllister Smith is the president of Chasm Holdings, Inc. Chasm Holdings, Inc. is 50% owned by Catherine Brannon who is the sister of MacAllister Smith. The other 50% owner is Barbara Klein, Philip Chait's sister.

     (e) Not applicable.

---------------------
CUSIP No. 724059-10-0                   13D                    Page 6 of 6 Pages
---------------------

ITEM 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

          Not applicable.

ITEM 7.   Material to be filed as Exhibits.

          Not applicable.



                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: October 10, 2005


/s/ MacAllister Smith
-----------------------------
MacAllister Smith

Chasm Holdings, Inc.

/s/ MacAllister Smith
-----------------------------
By. MacAllister Smith
Its.President

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

                                    EXHIBIT A

                                    AGREEMENT
                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree jointly to prepare and file with regulatory authorities a Schedule 13D and any amendments thereto reporting each of the undersigned's ownership of securities of Pipeline Data Inc. and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.


Date: October 10, 2005


/s/ MacAllister Smith
-----------------------------
MacAllister Smith

Chasm Holdings, Inc.

/s/ MacAllister Smith
-----------------------------
By. MacAllister Smith
Its.President